UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. FIFTEEN (15))


           CPAC, Inc., 2364 Leicester Road, Leicester, New York 14481
           ----------------------------------------------------------
                                (Name of Issuer)


                     Common, Voting Stock ($.01 par value)
                      ------------------------------------
                         (Title of Class of Securities)


                                   126145101
                                    --------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [      ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 126145101                                           SCHEDULE 13G/A



    1.Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      THOMAS N. HENDRICKSON
      ------------------------------------------------------------


    2.Check the Appropriate Box if a Member of a Group*        N/A

      (a) [   ]
      (b) [   ]


    3.SEC use only
                  ------------------------------------------------


    4.Citizenship or Place of Organization   UNITED STATES
                                           -----------------------


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.Sole Voting Power                 447,413
                        ------------------------------------------
    6.Shared Voting Power                24,364
                          ----------------------------------------
    7.Sole Dispositive Power            447,413
                             -------------------------------------
    8.Shared Dispositive Power           24,364
                               -----------------------------------


    9.Aggregate Amount Beneficially owned by Each Reporting Person 471,777
                                                                   -------


   10.Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares*
      [     ] (AGGREGATE IN ROW 9 EXCLUDES NO SHARES)
              ----------------------------------------------------


   11. Percent of Class Represented by Amount in Row 9   6.59%
                                                      ------------


   12. Type of Reporting Person*         INDIVIDUAL
                                ----------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!



                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.
B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


ITEM 1.
      (a)   Name of Issuer                            CPAC, Inc.
                                                      --------------------

      (b)  Address of Issuer's Principal
           Executive Offices                          2364 Leicester Road
                                                      --------------------
                                                      Leicester, NY 14481
                                                      --------------------


ITEM 2.
      (a)   Name of Person Filing                     Thomas N. Hendrickson
                                                      ---------------------
      (b)  Address of Principal Business Office or,
           if none, Residence                         2364 Leicester Road
                                                      --------------------
                                                      Leicester. NY 14481
                                                      --------------------

      (c)   Citizenship                               United States
                                                      --------------------

      (d)   Title of Class of Securities              Common, voting stock
                                                      ---------------------
                                                      ($.01 par value)
                                                      --------------------

      (e)   CUSIP Number                              126145101
                                                      --------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-L(B), OR 13D-2(B),
        CHECK WHETHER THE PERSON FILING IS A:                             N/A
                                                                         ---
     (a)    [    ]   Broker or Dealer registered under Section 15 of the Act
     (b)    [    ]   Bank as defined in section 3(a)(6) of the Act
     (c)    [    ]   Insurance Company as defined in section 3(a)(19) of this
                     act
     (d)    [    ]   Investment Company registered under section 8 of the
                     Investment Company Act
     (e)    [    ]   Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940
     (f)    [    ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the
                     Employee Retirement Income Security Act of 1974 or
                     Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
     (g)    [    ]   Parent Holding Company, in accordance with Rule 13d-
                     1(b)(ii)(G) (Note: See Item 7)
     (h)    [    ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


ITEM 4. OWNERSHIP
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned        471,777 Shares*
                                    ------------------------------------
     (b)  Percent of Class                 6.59%
                                    ------------------------------------
     (c)  Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote     447,413
                                                              ----------
          (ii)    shared power to vote or to direct the vote    24,364
                                                              ----------
          (iii)   sole power to dispose or to direct the
                  disposition of                               447,413
                                                              ----------
          (iv)    shared power to dispose or to direct the
                  disposition of                                24,364
                                                              ----------

   *Amount listed in Item 4 (a) includes 24,364 shares owned by Mr. Hendrickson's spouse; 23,437 shares of CPAC's Common Stock subject to an option granted December 8, 1993, 46,875 shares of CPAC's Common Stock subject to an option granted February 9, 1994; and 82,500 shares of CPAC's Common Stock subject to an option granted February 8, 1996; which options are exercisable within sixty (60) days of December 31, 1997.

     Instruction:   For computations regarding securities which represent a
right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS                      N/A
                                                                         ---
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following     [      ]
Instruction:   Dissolution of a group requires a response to this item.


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON N/A
                                                                          ---
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY          N/A
                                                                         ---
     If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP         N/A
                                                                         ---
     If a group has filed this schedule pursuant to Rule 13d- I (b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d- I (c), attach an exhibit stating the identity of each member of the group.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP                                    N/A
                                                                         ---
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


ITEM 10.   CERTIFICATION
     The following certification shall be included if the statement is filed pursuant to
Rule 13d-1(b):
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              January 14, 1998
                                --------------------------------------------
                                                    Date

                                         /s/ Thomas N. Hendrickson
                                --------------------------------------------
                                             THOMAS N. HENDRICKSON
                                     President and Chief Executive Officer